September 9, 2022 Anuja A. Majmudar Karina Dorin Office of Energy & Transportation Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549-3561

RE:    NextEra Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2021
Filed February 18, 2022
File No. 001-08841

Dear A. Majmudar and K. Dorin:

This letter sets forth the responses of NextEra Energy, Inc. (the “Company” or “NEE”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) in your letter dated August 25, 2022, issued in response to the Company’s letter dated August 1, 2022 (the “Prior Response Letter”) in response to the Staff’s initial comment letter dated July 18, 2022, all in relation to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”).

For your convenience, we have copied below in bold type each of the Staff’s comments, which are followed in each case by the Company’s response.

Form 10-K filed February 18, 2022

Risk Factors, page 21

1.We note your response to prior comment 2 appears to focus on transition risks related to climate change laws and regulations and reflects that you do not believe undisclosed transition risks related to climate change are material to FPL. However, your response also states that FPL would only proceed to implement its goal to the extent that the transmission grid can continue to perform reliably. Please expand your disclosure to discuss this risk and any other climate related technological risks that may affect FPL's operations and goal of transitioning its remaining carbon-emitting electric generation facilities to carbon-free facilities. In addition, please include disclosure regarding credit risks related to climate change.

Response

When preparing risk factor disclosures, the Company considers the revisions to Item 105 of Regulation S-K issued by the SEC, which were intended to streamline risk factor disclosures. In particular, the revised Item 105 requires disclosure of “material” risk factors (replacing the previously
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used “most significant” standard) that are tailored to each company’s circumstances and particular risk profile. Further, Item 105 states that “[t]he presentation of risks that could apply generically to any registrant or any offering is discouraged...” Similarly, the SEC’s 2010 Climate Change Guidance, section IV.A. states that “[r]egistrants should consider specific risks they face as a result of climate change legislation or regulation and avoid generic risk factor disclosure that could apply to any company.”

When preparing the Form 10-K and performing the processes noted in response #3 below, among other processes, and considering applicable disclosure standards, the Company determined that the performance of the transmission grid is an operational risk that FPL faces regardless of any transition activities. The Company already discloses that its ability to sell and deliver power may be limited by unavailability or disruption of power transmission within the Risk Factors section of the Form 10-K (page 27). Further, the Company does consider the use of new or unproven technology to be a risk to the operations and maintenance of the Company's electric generation, transmission and distribution facilities, gas infrastructure facilities, retail gas distribution system in Florida and other facilities as disclosed within the Risk Factors section of the Form 10-K (pages 24-25).

The Company does consider credit and performance risk from customers, hedging counterparties and vendors as a risk as disclosed within the Risk Factors section of the Form 10-K (page 27). However, the Company does not believe it has incremental credit or performance risk related to climate change due to the nature of its revenue billing to collection cycle and immaterial bad debt expense for all periods presented. Generally, the Company's customer receivables have very short durations with its customers receiving a monthly billing cycle statement. Balances are due in the subsequent monthly period. The Company also respectfully advises the Staff that it recorded and disclosed in Note 1, Summary of Significant Accounting and Reporting Policies, to the Consolidated Financial Statements in the Form 10-K our bad debt expense for the three fiscal years ended December 31, 2021, 2020 and 2019 as $146 million, $94 million and $32 million, respectively. These bad debt amounts represent less than 1% of operating revenues for all of the periods presented and the Company believes these bad debt amounts will continue to be insignificant.

As a result of the foregoing, the Company respectfully submits that no additional disclosure is necessary.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

2.We note your response to prior comment 4. Please explain in greater detail how you have disclosed the indirect consequences of climate-related regulation or business trends such as:

•decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
•increased demand for goods that result in lower emissions than competing products; and
•increased competition to develop innovative new products that result in lower emissions.

In addition, we note your response states that you believe you have a reputation for considering and addressing your impact on greenhouse gas emissions in positive ways. However, your risk
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factor disclosure on pages 22 and 23 discusses the potential negative impact of limits on greenhouse gas emissions on your operations. Please tell us how you have addressed reputational risks resulting from operations or products that produce material greenhouse gas emissions.

Response

When preparing the Form 10-K and performing the processes noted in response to comment #3 below, among other processes, the Company considers how developments, events, trends and risks may affect our business, financial condition, or results of operation in light of applicable disclosure standards and applying materiality. As materiality is assessed in connection with each filing, the Company will further disclose indirect consequences of climate-related regulation or business trends if they become material to the Company and such disclosure is required or the Company otherwise determines such disclosure to be appropriate. Below is our consideration for each indirect consequence or business trend listed by the Staff:

•decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources

As discussed in our response to prior comment #2, of the Company's two principal businesses, NEER's net generation by fuel type other than wind, solar and nuclear represented just 3% of NEER's total generation in 2021. The Company could, if necessary (which is not the case), decommission these remaining fossil assets entirely without incurring a material adverse impact on the Company’s business, financial condition or results of operations. As such, the Company does not believe any decreased demand for goods or services that produce significant greenhouse gas (“GHG”) emissions to be material. Regarding FPL, although FPL has the sole right to deliver retail electricity in the areas it serves, as disclosed in Franchise Agreements and Competition within FPL’s Business section in Item 1 of the Form 10-K, any customer may elect to provide their own electric services. However, as a practical matter, few customers provide their own service at the present time since FPL’s cost of service is lower than the cost of self-generation for the vast majority of customers. As a rate-regulated electric utility in Florida (as discussed in FPL Regulation within FPL's Business section in Item 1 of the Form 10-K), the FPSC has jurisdiction over, among other things, planning, siting and construction of facilities. Although FPL is not presently subject to an RPS and it does not have other requirements to expend capital to transition to a partially or wholly carbon-free emission power generation fleet, FPL recognizes shifting demands could increase competition (as disclosed within the Risk Factors section of the Form 10-K (pages 24-25)). As such, FPL does pursue clean energy solutions through rate proceedings and approval from the FPSC. For instance, FPL seeks to provide customers options to participate in GHG emission reduction efforts through programs such as SolarTogetherTM a voluntary community solar program that gives certain FPL electric customers an opportunity to participate directly in the expansion of solar energy. Further, as discussed in FPL Regulation within FPL's Business section in Item 1 of the Form 10-K, the FPSC sets rates at a level that is intended to allow the utility the opportunity to collect from retail customers total revenues equal to its cost of providing service, including a reasonable rate of return on invested capital. To accomplish this, the FPSC uses various ratemaking mechanisms, including among other things, base rates and cost recovery clauses. For instance, as disclosed in Rate Regulation within Note 1, Summary of Significant Accounting and Reporting Policies, to the Consolidated Financial Statements
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in the Form 10-K, FPL currently has regulatory assets recorded for the early retirement of generation facilities and transmission assets. FPL believes these mechanisms will continue to be available to recover any costs associated with shutting down GHG emitting generation facilities before the end of their useful lives.

•increased demand for goods that result in lower emissions than competing products

In regard to FPL, the Company refers the Staff to its response on decreased demand above. In regard to NEER, as discussed within NEER's Business section in Item 1 of the Form 10-K, NEER is a diversified clean energy business with a strategy that emphasizes the development, construction and operation of long-term contracted assets with a focus on renewable projects. Further addressing climate-related trends on demand, as discussed in Markets and Competition within NEER's Business section in Item 1 of the Form 10-K, NEER discusses that although competition is primarily on the basis of price, it believes the green attributes of NEER's generation assets is a competitive advantage.

•increased competition to develop innovative new products that result in lower emissions

In regard to NEER, as discussed within NEER's Business section in Item 1 of the Form 10-K, NEER is a diversified clean energy business with a strategy that emphasizes the development, construction and operation of long-term contracted assets with a focus on renewable projects. As part of that focus, the Company does explore new technologies for use in its production of electricity. NEER is the largest generator of renewable energy from the wind and sun. Further as battery storage has become more economic, NEER has become a leader in the use of this technology as well. Further, as discussed in Markets and Competition within NEER's Business section in Item 1 of the Form 10-K, although NEER's competition is primarily on the basis of price, the Company believes the green attributes of NEER's generation assets is a competitive advantage. Although FPL has the sole right to deliver retail electricity in the areas it serves, as disclosed in Franchise Agreements and Competition within FPL’s Business section in Item 1 of the Form 10-K, any customer may elect to provide their own electric services. As a practical matter, few customers provide their own service at the present time since FPL’s cost of service is lower than the cost of self-generation for the vast majority of customers. However, FPL continues to add solar and battery storage projects to its generation fleet. Further, nuclear generation (a carbon-free emissions technology) also represents approximately 20% of FPL’s net generation by fuel type. The Company is also pursuing green hydrogen technology. While the Company cannot predict what new technology may become available and how that use may impact the operations and maintenance of its facilities (as disclosed in the Risk Factors section of the Form 10-K (pages 24-25)), the Company does strive to maintain awareness of new technologies that could be employed to reduce GHG emissions from its operations. Further as noted in the Risk Factors section of the Form 10-K (pages 24-25), the Company does disclose that it could face increased competition due to, among other factors, shifting demand and regulatory changes. While the Company has not to date noted in its filings (through the processes noted in response to comment #3 below, among other processes) that increased competition in the industry has resulted in material changes to our business, financial condition, or results of operation, the Company will continue to assess changing pressure from competition particularly in light of the Inflation Reduction Act, for potential additional disclosure to the extent it perceives its existing risk factor disclosures have become insufficient or material trends warrant additional disclosures in Management’s
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Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) regarding impacts to its results of operations.

•any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions

The Company does not believe it has reputational risks resulting from operations and products that produce GHG. As noted within the Business section in Item 1 of the Form 10-K, the Company is a leader in the renewable energy industry and focused on delivering clean energy solutions to its customers. NEER's net generation by fuel type other than wind, solar and nuclear represented just 3% of NEER's total generation in 2021. As such, the Company does not believe there to be material reputational risks that could affect NEER’s business, financial condition, or results of operations resulting from operations or products that produce material GHG emissions. Further, in regard to FPL, as a rate-regulated electric utility in Florida (as discussed in FPL Regulation within FPL's Business section in Item 1 of the Form 10-K) the FPSC has jurisdiction over retail customer rates and sets rates at a level that is intended to allow the utility the opportunity to collect from retail customers total revenues equal to its cost of providing service, including a reasonable rate of return on invested capital. As discussed in FPL Sources of Generation within FPL’s Business section in Item 1 of the Form 10-K, FPL has requested and received approval to build and add solar and battery storage to its generation fleet as well as modernize an additional two generation units to high-efficiency, clean-burning natural gas. Also, nuclear generation (a carbon-free emissions technology) represents approximately 20% of FPL’s net generation by fuel type for 2021. FPL also seeks to provide customers options to participate in GHG emission reduction efforts through programs such as SolarTogetherTM. As such, the Company does not believe it has material reputational risks that could affect its business, financial condition, or results of operations resulting from operations or products that produce material GHG emissions. However, the Company does appreciate the risk inherent in negative publicity and discusses such in the Risk Factors section of the Form 10-K (page 29).

3.Your response to prior comment 5 discusses insurance premiums as it relates to your nuclear operations. Please provide us with quantitative information regarding the total cost of your property insurance for each of the periods for which financial statements are presented in your Form 10-K. In addition, tell us how you considered providing disclosure discussing the potential for weather-related impacts that have affected or may affect your major customers and suppliers.

Response
The annual premiums for total property insurance totaled approximately $95 million, $69 million and $53 million for the calendar years ended 2021, 2020 and 2019, respectively. This represented less than 1% of total operating expenses – net for each year presented.

The Company prepares its disclosures in accordance with applicable disclosure requirements under U.S. securities laws and regulations, including with respect to qualitative and quantitative materiality factors, within the context of the Company’s business, operating results and financial condition.

In connection with the preparation of the Company’s annual reports on Form 10-K and quarterly reports on Form 10-Q, the Company engages in a number of processes to surface potentially material
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developments, events, trends and risks for consideration for disclosure, including the following processes, among others:

•meetings of the accounting and business teams to discuss significant and/or unusual transactions and events for proper recording and disclosure;
•meetings of members of the Company’s legal, regulatory, environmental, compliance, operations, communications, systems, finance and tax teams (“Due Diligence Members”) among each other and with key business leaders throughout the Company to discuss potentially material developments, events, trends and risks and their potential impact on the Company’s business;
•review by the Due Diligence Members of the Company’s prior disclosures, including its business, legal and regulatory, and risk factor disclosures, and discussion of current developments in their areas of expertise to propose potential new disclosures for consideration to reflect developments in the quarter;
•meetings of the Disclosure Committee, which includes the Company’s chief accounting officer, chief legal officer, and other members of the Company’s senior leadership, to review and discuss any changes that may be appropriate as a result of potentially material events, trends and risks identified, and;
•review of the Company’s prior and proposed new disclosures by the Company’s Disclosure Committee as well as review by executive leadership including the chief executive officer, chief financial officer, and presidents of FPL and NEER.

When preparing the Form 10-K, the Company considered disclosure discussing the potential for weather-related impacts that have affected or may affect its major customers and suppliers following the processes noted above, among others.

Regarding major customers, neither FPL nor NEER have any major customers representing more than 10% of total operating revenue for their respective segments. However, the Company discloses how weather-related events could impact its operations and thus its ability to provide electricity to customers as well as the potential financial impacts weather-related events could cause within the Risk Factors section of the Form 10-K (pages 25-26). Further, as discussed in FPL Sources of Generation within FPL's Business section in Item 1 of the Form 10-K, customer usage and, thus operating revenues, are typically higher during the summer months, largely due to the prevalent use of air conditioning in its service area. Additionally, occasionally, unusually cold temperatures during the winter months result in significant increases in electricity usage for short periods of time.

Regarding suppliers, the Company has a diverse network of suppliers that provide the materials and services needed to support its businesses. Additionally, the Company continually monitors its supplier base for potential supply chain disruptions, including from weather-related impacts. When and if any such events are determined to be material to the Company, disclosure has been made. For instance, when preparing the Company’s March 31, 2022 Form 10-Q and performing the processes noted above, the Company determined that certain recent regulatory actions being taken regarding solar cells and panels could materially impact its estimated capital expenditures and disclosed such in Note 12, Commitments and Contingencies, to the Condensed Consolidated Financial Statements in the Form 10-K. The Company also discussed the potential impact to its solar panel supply chain in Results of Operations within MD&A in the Company’s March 31, 2022 Form 10-Q. To date, the
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Company has not identified any weather-related impacts that have or may affect its suppliers in a way that would materially disrupt its business.

If you would like to discuss NEE's responses to the Staff's comments or any other matters, please contact me at 561-694-3228.

Sincerely,

TERRELL KIRK CREWS II
Terrell Kirk Crews II
Executive Vice President, Finance and
Chief Financial Officer
of NextEra Energy, Inc.

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